May 22, 2013

Via Edgar Correspondence

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Greetings Corporation
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed on April 17, 2013 by American Greetings Corporation, Morry Weiss,
Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.
File No. 005-14133
Preliminary Proxy Statement on Schedule 14A
Filed on April 17, 2013
File No. 001-13859

Dear Mr. Orlic:

On behalf of our client, American Greetings Corporation (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2013 with respect to the above referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

For your convenience, enclosed are marked copies of the revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that are being filed with the Commission today.

The Staff’s comments are set forth in bold below, followed by our responses. Capitalized terms used but not defined herein have the meanings specified in the Revised Preliminary Proxy Statement. All page references in the responses set forth below refer to pages of the Revised Preliminary Proxy Statement or Amended Schedule 13E-3, as applicable.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

David L. Orlic

Securities and Exchange Commission

May 22, 2013

1.	The Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of the schedule. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under Item 2(f) and Item 3(a)-(c) appears in the proxy statement and is incorporated by reference into the Schedule 13E-3.

In response to the Staff’s comment, the disclosures under Item 2(f) and Item 3(a)-(c) have been deleted from the Schedule 13E-3 and inserted in the sections of the Revised Preliminary Proxy Statement entitled “Important Information Regarding American Greetings—Transactions in Common Shares—Transactions in Common Shares by the Family Shareholders, Parent, Merger Sub and Family LLC During the Past Two Years” and “Important Information Regarding the Family Shareholders, Parent, Merger Sub and Family LLC,” respectively, and appropriate cross references have been added to the amended Schedule 13E-3.

2.	Please file the stockholders agreement between Parent and Koch AG Investment and the confidentiality agreement as exhibits to your Schedule 13E-3, or advise as to why you believe this is not required.

In response to the Staff’s comment, we have filed the confidentiality agreement as exhibit (d)(4) to the Amended Schedule 13E-3.

We respectfully note for the Staff that the form of stockholders agreement between Parent and Koch AG Investment is attached as Exhibit C to the Series A Preferred Stock Purchase Agreement, which is filed as exhibit (b)(2) to the Schedule 13E-3.

3.	Please refile Exhibits (c)(5), (c)(7) and (c)(8) so that all pages are legible.

The Company has refiled Exhibits (c)(5), (c)(7) and (c)(8) with the Amended Schedule 13E-3 so that all pages are legible.

Preliminary Proxy Statement on Schedule 14A

General

4.	Please revise your cover page and summary to state with clarity in a prominent manner that this is a going private transaction with the Weiss family affiliates. The use of defined terms obscures this critical factor.

The Company has revised the cover page/letter to shareholders and the first page of Summary Term Sheet in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

5.	Please revise all references to arm’s length negotiations with respect to the Rule 13e-3 transaction. These references are inappropriate in a transaction with affiliates.

David L. Orlic

Securities and Exchange Commission

May 22, 2013

The Company has deleted all references to arm’s length negotiations and revised the disclosure on pages 36, 38 and 46 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

6.	Please include the statement required by Item 1014(d) of Regulation M-A.

The Company has included the statement required by Item 1014(d) of Regulation M-A on page 33 of the Revised Preliminary Proxy Statement.

Background of the Merger, page 17

7.	Whether here or in a separate section of your proxy statement, please include brief summaries of all preliminary analyses of PJSC, including the procedures followed, the findings and recommendations, and the bases for and methods of arriving at such findings and recommendations. See Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has provided additional disclosure of all preliminary analyses of PJSC. This additional disclosure has been added to page 45 as a new section titled “Other Written Presentations by Peter J. Solomon Company, L.P.” immediately prior to the section titled “Miscellaneous.”

8.	Please ensure that you have disclosed in the proxy statement all projections and “treasury models,” including any preliminary projections or models, that management has access to in connection with the Rule 13e-3 transaction. We note statements on pages 22 and 28, and elsewhere in the proxy statement, that indicate that many preliminary versions of the projections and models were prepared.

The Company advises the Staff that the Revised Preliminary Proxy Statement includes all of its material projections related to the Rule 13e-3 transaction.

The Company has revised its disclosure in the “Background of the Merger” section on pages 20, 22, 23, 25 and 28 of the Revised Preliminary Proxy Statement in response to the Staff’s comments to clarify certain statements. In addition, the Company has revised its disclosure in the “Projected Financial Information” section on pages 54 and 55 of the Revised Preliminary Proxy Statement to clarify its explanation of the projections provided and to include certain additional information regarding adjustments from projected EBIT and EBITDA.

The various references to updates and adjustments, as revised, are intended to describe the process by which the projections disclosed in the Revised Preliminary Proxy Statement and utilized by the Special Committee and PJSC were derived. However, while PJSC updated the Special Committee from time to time on the current state of its analysis (and each of these presentations has been filed as an Exhibit to the Schedule 13E-3), we do not think any additional information about projections would be material to shareholders. Any such disclosure would only capture a particular step in the evolution of the projections utilized and may be misleading because those preliminary steps were not relied upon by the Family Shareholders, their potential financing sources or the Special Committee in connection with the going private transaction. We believe it is more appropriate and useful to describe the process that took place over the course of several months. We refer the Staff to page 9 of the PJSC presentation dated March 27, 2013, filed as Exhibit 99(c)(8) to the Schedule 13E-3, which illustrates the evolution of the treasury model and adjustments with respect to fiscal 2013 over time. For additional background, we note that the projected financial information included on page 19 of the October 26, 2012 PJSC presentation to the Special Committee, filed as Exhibit 99(c)(2) to the Schedule 13E-3, is derived from the October 2012 three-year treasury model, and that the fiscal 2014 to fiscal 2016 projections (and, once included, the fiscal 2017 and fiscal 2018 projections) did not change materially during this process.

Aside from the treasury model projections, there are no material projections that management has access to in connection with the transaction. As part of its budgeting process, the Company does prepare an annual operating and financial plan prior to each fiscal year. With respect to fiscal 2014, preliminary financial and operating targets for individual business units being developed in connection with the fiscal 2014 operating and financial plan were shared with PJSC around November 2012. These targets were not intended to constitute or be substitutes for a finalized annual plan, but were simply elements of the financial planning process shared with PJSC for informational purposes. The Special Committee’s advisors did not use these preliminary targets for purposes of their analysis and they were not provided to the Family Shareholders’ potential financing sources. Although a 2014 operating and financial plan was presented to the Company’s Board of Directors in March 2013 as part of the Company’s regular annual planning process, it was not in final form for approval at that time and has not been approved subsequently by the Board.

As noted on page 20 of the Revised Preliminary Proxy Statement, the Company also provided PJSC with a three-year strategic plan in October 2012 as part of PJSC’s due diligence. However, this plan was not intended to be a projection of future results and had not been updated since April 2012 (well before initial date of the going private proposal in September 2012). The Special Committee and its advisors did not use this plan for purposes of their analyses, no effort was made to update it, and it was not provided to the Family Shareholders’ potential financing sources.

9.	We note your statement that PJSC’s valuation work as of December 7, 2012 supported an offer price of $17.18 per share. Please disclose the range of offer prices developed by PJSC at that time.

In response to the Staff’s comment, the Company respectfully notes that PJSC’s valuation work as of December 7, 2012 consisted of a series of discrete preliminary analyses and no consolidated view of a range of offer prices was developed by PJSC, or presented by PJSC to the Special Committee, at such time. PJSC made no recommendation to the Special Committee regarding the results of such preliminary valuation work and such valuation work was presented to the Special Committee solely for informational purposes to assist in negotiation, including the negotiations conducted by Dr. Cowen on December 7, 2012 as specified in the proxy statement.

David L. Orlic

Securities and Exchange Commission

May 22, 2013

10.	Please disclose why the Family Shareholders desired to proceed “as quickly as possible” on December 15, 2012.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 24 of the Revised Preliminary Proxy Statement to provide more information regarding the reasons why the Family Shareholders desired to proceed “as quickly as possible.”

Reasons for the Merger – Additional Considerations, page 34

11.	On page 39, you note that the special committee rejected net book value as an “accounting concept,” despite Instruction 2(iii) of Item 1014 of Regulation M-A, which provides that, normally, the factors that are important in determining the fairness of the transaction to unaffiliated security holders would include this measure. Please disclose the actual net book value here, and, if it is greater than the merger consideration, expand your disclosure to address in more detail how the special committee determined that this measure is not appropriate in this particular circumstance.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Preliminary Proxy Statement.

Recommendation of the Board of Directors, page 39

12.	The board of directors may rely upon the analyses and conclusions of another person or entity, to the extent that the board of directors expressly adopts those analyses and conclusions. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on the analyses of the special committee and PJSC, the board of directors must specifically adopt the analyses and conclusions of those persons. Alternatively, provide a reasonably detailed discussion of the underlying material factors upon which the board of directors relied in making its fairness determination. Please also revise this disclosure to address whether the board of directors considered both substantive and procedural fairness.

The Company has revised the disclosure on pages 39 and 40 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

Selected Publicly Traded Company Analysis, page 41

13.	Please disclose how PJSC determined ranges of $11.50-$20.00 and $14.38-$25.00 from data in the last two columns on page 26 of Exhibit (c)(8).

David L. Orlic

Securities and Exchange Commission

May 22, 2013

In response to the Staff’s comment, the Company has provided additional disclosure to discuss how PJSC determined ranges of $11.50-$20.00 and $14.38-$25.00 in connection with the selected publicly traded company analysis. This additional disclosure has been added to page 43 of the Revised Preliminary Proxy Statement in the third paragraph on the page below the chart of multiples under the section titled “Selected Publicly Traded Company Analysis.”

Selected Precedent Transactions Analysis, page 43

14.	Please disclose the multiple used by PJSC in determining a range of $11.75-$20.50 under this analysis. Please also disclose why PJSC chose the multiple that it did.

In response to the Staff’s comment, the Company respectfully submits that PJSC applied its professional judgment to analyze the data observed under all the multiples disclosed and described on page 44 of the Revised Preliminary Proxy Statement to determine the valuation range of $11.75-$20.50 under the Selected Precedent Transaction Analysis and did not rely on any one single multiple to determine that range. The Company has provided additional disclosure to discuss the multiples used by PJSC in determining a range of $11.75-$20.50 under the Selected Precedent Transactions Analysis and why such multiples were used by PJSC. This additional disclosure has been added to page 44 of the Revised Preliminary Proxy Statement in the second paragraph on the page following the first chart of multiples under the section titled “Selected Precedent Transactions Analysis.”

Sum-of-the-Parts Analysis, page 43

15.	Please disclose the multiple used by PJSC in determining a range of $14.25-$20.50 under this analysis. Please also disclose why PJSC chose the multiple that it did.

In response to the Staff’s comment, the Company respectfully submits that PJSC applied its professional judgment to analyze the data observed under all the multiples disclosed and described on page 44 of the Revised Preliminary Proxy Statement to determine the valuation range of $14.25-$20.50 under the Sum-of-the-Parts Analysis and did not rely on any one single multiple to determine that range. The Company has provided additional disclosure to discuss the multiples used by PJSC in determining a range of $14.25-$20.50 under the Sum-of-the-Parts Analysis and why such multiples were used by PJSC. This additional disclosure has been added to page 44 of the Revised Preliminary Proxy Statement in the first paragraph under the section titled “Sum-of-the-Parts-Analysis” and in the last paragraph on the page under the section titled “Sum-of-the-Parts Analysis.”

Miscellaneous, page 45

16.	We note your statements that neither the company nor PJSC, nor any other person, assumes responsibility for the accuracy of the financial analyses contained in the proxy statement. Please explain this statement, which appears inconsistent with your federal disclosure obligations, or revise your disclosure.

The Company has revised the disclosure on page 47 of the Revised Preliminary Proxy Statement in response to the Staff’s comment.

Purposes and Reasons of Family LLC…, page 46

17.	You disclose that each of Family LLC, Parent, Merger Sub and the Family Shareholders may possibly be deemed to be affiliates of the company. Please advise how these persons could be considered other than affiliates, or revise your disclosure. Similar language appears at the beginning of the following section.

David L. Orlic

Securities and Exchange Commission

May 22, 2013

In response to the Staff’s comment, we have revised the disclosures on pages 48 and 49 of the Reused Preliminary Proxy Statement under the sections entitled “Special Factors—Purposes and Reasons of Family LLC…” and “Special Factors—Position of Family LLC…,” as requested.

Debt Financing, page 57

18.	Please disclose the term of each loan, and confirm that you intend to file all financing agreements as exhibits to your Schedule 13E-3.

In response to the Staff’s comment, we have revised the disclosure on page 60 of the Revised Preliminary Proxy Statement under the section “Special Factors—Financing—Debt Financing” to include the term of each loan.

We note that Parent and the lenders are in the process of finalizing the credit agreement for the Senior Secured Facilities. We confirm that we will file the credit agreement as an exhibit to the Schedule 13E-3 when the credit agreement is finalized and executed.

Explanatory Note Regarding the Merger Agreement, page 72

19.	We note disclosure that: the summary of the merger agreement, and the copy of the merger agreement attached as Annex A to the proxy statement, are not intended to modify or supplement any factual disclosures about the company in its public reports filed with the SEC; the merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the company or any of its subsidiaries or affiliates; and the representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

The Company has revised the disclosure on page 76 of the Revised Preliminary Proxy Statement to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Security Ownership of Management and Certain Beneficial Owners, page 97

20.	Please disclose the amount and percentage of subject securities that are beneficially owned by Judith Stone Weiss, Gary Weiss and Elie Weiss. See Item 1008(a) of Regulation M-A.

The Company has included the amount and percentage of common shares that are beneficially owned by Judith Stone Weiss, Gary Weiss and Elie Weiss on page 105 of the Revised Preliminary Proxy Statement.

Transactions in Common Shares by the Company During the Past Two Years, page 102

21.	Please disclose the range of prices paid. See Item 1002(f) of Regulation M-A.

David L. Orlic

Securities and Exchange Commission

May 22, 2013

The Company has included the ranges of priced paid as required by Item 1002(f) of Regulation M-A on pages 107 and 108 of the Revised Preliminary Proxy Statement.

Form of Proxy Card

22.	Please revise the standard for use of discretionary authority so that it is consistent with Rule 14a-4(c)(3), or advise.

The Company has revised the proxy card in response to the Staff’s comment and added similar disclosure on page 73 of the Revised Preliminary Proxy Statement.

The Company and each other filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please contact the undersigned at (216) 861-7553.

Sincerely,

/s/ Robert A. Weible

Robert A. Weible

cc:	Christopher W. Haffke (American Greetings Corporation)

Zev Weiss (American Greetings Corporation)

Lyle G. Ganske; Robert A. Profusek; James P. Dougherty (Jones Day)